Exhibit 99.29

Volaris Reports February 2020 Traffic Results,

Passenger Growth of 17%, Load Factor of 85%

Mexico City, Mexico. March 3, 2020 – Volaris* (NYSE: VLRS and BMV: VOLAR), the ultra-low-cost airline serving Mexico, the United States and Central America, reported February 2020 preliminary traffic results.

In February 2020, capacity measured by ASMs (Available Seat Miles) increased by 15.6% vs the same period of last year, while demand measured by RPMs (Revenue Passenger Miles) increased 21.0% year over year. Volaris transported a total of 1.8 million passengers during the month of February, an increase of 17.4% year over year. Network load factor for February 2020 was 85.1%, an increase of 3.7 pp versus last year.

Volaris’ President and Chief Executive Officer, Enrique Beltranena, commenting on the traffic results for February 2020, said: “Passenger demand continues to be solid with strong load factor, in all three of our markets: Mexico, United States of America and Central America. February’s unit revenues improved compared to the previous year.”

The following table summarizes Volaris traffic results for the month and year-to-date.

	February 2020	February 2019	Variance	February YTD 2020	February YTD 2019	Variance
RPMs (in millions, scheduled & charter)
Domestic	1,223	1,034	18.2%	2,536	2,152	17.9%
International	496	387	28.4%	1,103	890	23.8%
Total	1,719	1,421	21.0%	3,639	3,042	19.6%
ASMs (in millions, scheduled & charter)
Domestic	1,407	1,226	14.7%	2,943	2,590	13.7%
International	613	521	17.6%	1,297	1,149	12.8%
Total	2,020	1,747	15.6%	4,240	3,739	13.4%
Load Factor (in %, scheduled)
Domestic	86.9%	84.3%	2.6 pp	86.2%	83.1%	3.1 pp
International	81.0%	74.3%	6.7 pp	85.0%	77.8%	7.2 pp
Total	85.1%	81.4%	3.7 pp	85.8%	81.5%	4.3 pp
Passengers (in thousands, scheduled & charter)
Domestic	1,425	1,236	15.2%	2,938	2,535	15.9%
International	346	272	27.2%	772	629	22.6%
Total	1,771	1,508	17.4%	3,710	3,164	17.2%

The information included in this report has not been audited and it does not provide information on the company’s future performance. Volaris’ future performance depends on many factors and it cannot be inferred that any period’s performance or its comparison year over year will be an indicator of a similar performance in the future.

About Volaris:

*(“Volaris” or the “Company”) (NYSE: VLRS and BMV: VOLAR), is an ultra-low-cost carrier (ULCC), with point-to-point operations, serving Mexico, the United States and Central America. Volaris offers low base fares to build its market, providing quality service and extensive customer choice. Since beginning operations in March 2006, Volaris has increased its routes from five to more than 187 and its fleet from four to 82 aircraft. Volaris offers more than 399 daily flight segments on routes that connect 40 cities in Mexico and 25 cities in the United States and Central America with one of the youngest fleet in The Americas. Volaris targets passengers who are visiting friends and relatives, cost-conscious business people and leisure travelers in Mexico and in selected destinations in the United States and Central America. Volaris has received the ESR Award for Social Corporate Responsibility for ten consecutive years. For more information, please visit: www.volaris.com.

Investor Relations contact: María Elena Rodríguez & Andrea González/ Investor Relations / ir@volaris.com / +52 55 5261 6444

Media contact: Gabriela Fernández / volaris@gcya.mx / +52 55 5246 0100